

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
c/o Unit 1102, 11th Floor, Millennium City III
370 Kwun Tong Road, Kwun Tong, Kowloon
Hong Kong SAR

> **Re: CLPS Incorporation**
> **Registration Statement on Form F-3**
> **Filed March 31, 2021**
> **File No. 333-254910**

Dear Mr. Lin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry Spirgel, Office Chief, at (202) 551-3815, with any questions.


Sincerely,

Division of Corporation Finance
Office of Technology


cc: Andrei Sirabionian, Esq.